George Hall

George E. Hall is the Executive Chairman of Sport-BLX, Inc. Mr. Hall is also the CEO, Chief Investment Officer and Founder of Clinton Group and is ultimately responsible for all final investment and trading decisions, risk management and quantitative analysis. Mr. Hall founded Clinton Group in September of 1991. From 1989 to 1991, Mr. Hall was a vice president at Greenwich Capital Markets Inc. and headed the mortgage arbitrage group, which traded mortgage securities, interest rate derivatives products, futures and options. Mr. Hall joined Citicorp in January of 1986 after receiving his MBA from the Wharton School. Mr. Hall was a nuclear engineer for the Tenneco Corporation. He holds a BS from the U.S. Merchant Marine Academy and an MBA from the Wharton School of the University of Pennsylvania. Mr. Hall is a frequent speaker at investment management, financial and economic conferences and symposia including having been a speaker at the 14th Doha Forum, "Enriching the Middle East's Economic Future." In addition to his business interests, Mr. Hall is very active in philanthropic causes.